SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INTERIM CONSOLIDATED FINANCIAL STATEMENTS - AMBEV S.A.

Interim Consolidated Balance Sheets

As at September 30, 2017 and December 31, 2016

(Expressed in thousands of Brazilian Reais)

Assets	Note	09/30/2017	12/31/2016

Cash and cash equivalents	5	8,340,688	7,876,849
Investment securities	6	7,820	282,771
Derivative financial instruments	21	258,605	196,655
Trade receivable		3,767,773	4,368,059
Inventories	7	4,373,394	4,347,052
Income tax and social contributions recoverable		3,749,734	4,693,724
Other taxes receivable		683,050	729,586
Other assets		1,049,532	1,392,155
Current assets		22,230,596	23,886,851

Investment securities	6	104,786	104,340
Derivative financial instruments	21	37,627	16,326
Income tax and social contributions recoverable		-	4,493
Other taxes recoverable		290,070	343,147
Deferred tax assets	8	4,090,189	2,268,142
Other assets		1,962,769	1,973,584
Employee benefits		45,397	33,503
Investments in associates		253,506	300,115
Property, plant and equipment	9	18,480,755	19,153,836
Intangible assets		4,591,168	5,245,881
Goodwill	10	30,933,560	30,511,200
Non-current assets		60,789,827	59,954,567

Total assets		83,020,423	83,841,418

Interim Consolidated Balance Sheets (continued)

As at September 30, 2017 and December 31, 2016

(Expressed in thousands of Brazilian Reais)

Equity and liabilities	Note	09/30/2017	12/31/2016

Trade payables		9,300,425	10,868,757
Derivative financial instruments	21	285,987	686,358
Interest-bearing loans and borrowings	11	1,968,899	3,630,604
Wages and salaries		858,084	686,627
Dividends and interest on shareholders’ equity payable		736,432	1,714,401
Income tax and social contribution payable		2,119,919	904,240
Taxes and contributions payable		2,353,840	3,378,178
Put option granted on subsidiary and other liabilities		5,689,497	6,735,849
Provisions	12	168,662	168,636
Current liabilities		23,481,745	28,773,650

Trade payables		180,470	237,802
Derivative financial instruments	21	2,044	27,022
Interest-bearing loans and borrowings	11	1,360,712	1,765,706
Deferred tax liabilities	8	2,276,540	2,329,722
Income tax and social contribution payable (i)		2,351,034	-
Taxes and contributions payable		786,774	681,424
Put option granted on subsidiary and other liabilities		895,869	471,792
Provisions	12	523,820	765,370
Employee benefits		2,221,737	2,137,657
Non-current liabilities		10,599,000	8,416,495

Total liabilities		34,080,745	37,190,145

Equity	13
Issued capital		57,614,140	57,614,140
Reserves		64,312,852	64,230,028
Carrying value adjustments		(76,460,461)	(77,019,120)
Retained earnings		1,699,578	-
Equity attributable to equity holders of Ambev		47,166,109	44,825,048
Non-controlling interests		1,773,569	1,826,225
Total Equity		48,939,678	46,651,273

Total equity and liabilities		83,020,423	83,841,418

(i) During the third quarter, the Company joined a Special Program for Tax Regulation ("PERT 2017"). Additional information regarding the adherence are disclosed on Note 1 - Corporate information.

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Income Statements

For the nine and three-month period ended September 30, 2017 and 2016

(Expressed in thousands of Brazilian Reais)

		Nine-month period ended:		Three-month period ended:
	Note	09/30/2017	09/30/2016	09/30/2017	09/30/2016

Net sales	15	32,872,061	32,425,090	11,362,303	10,482,788
Cost of sales		(13,053,452)	(12,070,380)	(4,482,122)	(4,215,459)
Gross profit		19,818,609	20,354,710	6,880,181	6,267,329

Distribution expenses		(4,504,781)	(4,444,759)	(1,526,069)	(1,471,816)
Sales and marketing expenses		(4,242,114)	(4,509,576)	(1,444,972)	(1,480,156)
Administrative expenses		(1,604,906)	(1,592,244)	(528,467)	(505,055)
Other operating income/(expenses), net	16	766,986	1,065,103	253,590	341,636
Exceptional items	17	(81,272)	(43,568)	(20,493)	(15,103)
Income from operations		10,152,522	10,829,666	3,613,770	3,136,835

Finance cost	18	(2,679,013)	(3,389,909)	(861,063)	(860,461)
Finance income	18	432,664	596,088	186,131	137,828
Net finance cost		(2,246,349)	(2,793,821)	(674,932)	(722,633)

Share of results of associates		1,766	(1,544)	(4,535)	(9,381)
Income before income tax		7,907,939	8,034,301	2,934,303	2,404,821

Income tax expense	19	(3,356,785)	215,362	(2,797,813)	778,328
Net income		4,551,154	8,249,663	136,490	3,183,149

Attributable to:
Equity holders of Ambev		4,212,506	7,874,251	223	3,061,232
Non-controlling interests		338,648	375,412	136,267	121,917

Basic earnings per share – common - R$		0.27	0.50	0.00	0.20
Diluted earnings per share – common - R$		0.27	0.50	0.00	0.19

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income

For the nine and three-month period ended September 30, 2017 and 2016

(Expressed in thousands of Brazilian Reais)

	Nine-month period ended:		Three-month period ended:
	09/30/2017	09/30/2016	09/30/2017	09/30/2016

Net income	4,551,154	8,249,663	136,490	3,183,149

Items that will not be reclassified to profit or loss:
Full recognition of actuarial gains/(losses)	173,741	1,732	13,972	580

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations (gains/(losses)
Investment hedge in foreign operations	-	23,331	-	-
Investment hedge - put option granted on subsidiary	162,198	703,583	154,143	(8,763)
Gains/losses on translation of other foreign operations	(139,392)	(4,748,244)	(891,446)	(76,653)
Gains/losses on translation of foreign operations	22,806	(4,021,330)	(737,303)	(85,416)

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	(77,026)	(611,896)	(70,771)	69,686
Removed from Equity (Hedge reserve) and included in profit or loss	397,014	(571,052)	90,965	(52,412)
Total cash flow hedge	319,988	(1,182,948)	20,194	17,274

Other comprehensive (loss)/income	516,535	(5,202,546)	(703,137)	(67,562)

Total comprehensive income	5,067,689	3,047,117	(566,647)	3,115,587

Attributable to:
Equity holders of Ambev	4,771,855	3,214,139	(634,229)	3,088,961
Non-controlling interest	295,834	(167,022)	67,582	26,626

The accompanying notes are an integral part of these interim consolidated financial statements. The consolidated statements of comprehensive income are presented net of income tax. The income tax effects of these items are disclosed in note 8 - Deferred income tax and social contribution.

Interim Consolidated Statements of Changes in Equity

For the nine-month period ended September 30, 2017 and 2016

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2017	57,614,140	54,529,780	9,700,248	-	(77,019,120)	44,825,048	1,826,225	46,651,273

Net Income	-	-	-	4,212,506	-	4,212,506	338,648	4,551,154
	-	-	-	-	-
Comprehensive income:	-	-	-	-	-
Gains/(losses) on translation of foreign operations	-	-	-	-	64,057	64,057	(41,251)	22,806
Cash flow hedges	-	-	-	-	321,483	321,483	(1,495)	319,988
Actuarial gain/(losses)	-	-	-	-	173,809	173,809	(68)	173,741
Total comprehensive income	-	-	-	4,212,506	559,349	4,771,855	295,834	5,067,689
Gains/(losses) of controlling interest´s share	-	-	-	-	(690)	(690)	32,487	31,797
Dividends distributed	-	-	-	(2,513,077)	-	(2,513,077)	(380,977)	(2,894,054)
Acquired shares and result on treasury shares	-	6,627	-	-	-	6,627	-	6,627
Share-based payment	-	76,197	-	-	-	76,197	-	76,197
Prescribed dividends	-	-	-	149	-	149	-	149
At September 30, 2017	57,614,140	54,612,604	9,700,248	1,699,578	(76,460,461)	47,166,109	1,773,569	48,939,678

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Statements of Changes in Equity (continued)

For the nine-month period ended September 30, 2017 and 2016

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2016	57,614,140	54,373,451	8,201,323	-	(71,857,031)	48,331,883	2,001,750	50,333,633

Net Income	-	-	-	7,874,251	-	7,874,251	375,412	8,249,663

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	(3,476,587)	(3,476,587)	(544,743)	(4,021,330)
Cash flow hedges	-	-	-	-	(1,185,257)	(1,185,257)	2,309	(1,182,948)
Actuarial gain/(losses)	-	-	-	-	1,732	1,732	-	1,732
Total comprehensive income	-	-	-	7,874,251	(4,660,112)	3,214,139	(167,022)	3,047,117
Option granted on subsidiary	-	-	-	-	(144,160)	(144,160)	-	(144,160)
Gains/(losses) of controlling interest´s share	-	-	-	-	(8,404)	(8,404)	37,839	29,435
Dividends distributed	-	-	-	(2,040,800)	-	(2,040,800)	(140,253)	(2,181,053)
Interest on shareholders´ equity	-	-	(2,039,171)	-	-	(2,039,171)	-	(2,039,171)
Acquired shares and result on treasury shares	-	90,618	-	-	-	90,618	-	90,618
Share-based payment	-	26,815	-	-	-	26,815	-	26,815
Prescribed dividends	-	-	-	686	-	686	-	686
At September 30, 2016	57,614,140	54,490,884	6,162,152	5,834,137	(76,669,707)	47,431,606	1,732,314	49,163,920

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Cash Flow Statements

For the nine and three-month period ended September 30, 2017 and 2016

(Expressed in thousands of Brazilian Reais)

		Six-month period ended:		Three-month period ended:
	Note	09/30/2017	09/30/2016	09/30/2017	09/30/2016

Net income		4,551,154	8,249,663	136,490	3,183,149
Depreciation, amortization and impairment		2,617,635	2,595,170	917,670	847,504
Impairment losses on receivables and inventories		121,533	165,706	50,723	93,798
Additions/(reversals) in provisions and employee benefits		165,196	216,807	91,902	66,641
Net finance cost	18	2,246,349	2,793,821	674,932	722,633
Losses/(gain) on sale of property, plant and equipment and intangible assets		(5,379)	(39,780)	(2,690)	(11,610)
Losses/(gain) on sale of operations in associates		(41,357)	-	(41,357)	-
Equity-settled share-based payment expense	20	127,193	124,882	40,811	39,333
Income tax expense	19	3,356,785	(215,362)	2,797,813	(778,328)
Share of result of associates		(1,766)	1,544	4,535	9,381
Other non-cash items included in the profit		269,376	(769,982)	82,260	(60,357)
Cash flow from operating activities before changes in working capital and use of provisions		13,406,719	13,122,469	4,753,089	4,112,144

(Increase)/decrease in trade and other receivables		1,008,572	422,509	(52,311)	(215,613)
(Increase)/decrease in inventories		(84,356)	(321,325)	201,360	89,650
Increase/(decrease) in trade and other payables		(3,563,692)	(3,441,359)	338,988	1,065,118
Cash generated from operations		10,767,243	9,782,294	5,241,126	5,051,299

Interest paid		(407,117)	(615,185)	(156,178)	(150,876)
Interest received		214,183	481,102	78,141	73,200
Dividends received		5,200	12,695	1,241	(12,406)
Income tax paid		(1,606,431)	(5,249,293)	(600,382)	(416,663)
Cash flow from operating activities		8,973,078	4,411,613	4,563,948	4,544,554

Proceeds from sale of property, plant and equipment and intangible assets		33,008	72,579	7,205	23,799
Acquisition of property, plant and equipment and intangible assets		(2,038,169)	(2,760,538)	(727,630)	(901,999)
Acquisition of subsidiaries, net of cash acquired		(332,312)	(1,776,234)	(871)	56,637
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		280,818	(57,183)	(10,338)	(17,693)
Net proceeds/(acquisition) of other assets		85,827	200	84,269	96
Cash flow from investing activities		(1,970,828)	(4,521,176)	(647,365)	(839,160)

Proceeds/(repurchase) of treasury shares		(44,722)	(3,089)	(11,954)	1,452
Proceeds from borrowings		2,788,670	2,414,574	194,356	1,511,351
Repayment of borrowings		(4,609,008)	(1,412,347)	(1,665,947)	(876,817)
Cash net of finance costs other than interests		(552,357)	(2,668,095)	165,702	(731,132)
Payment of finance lease liabilities		(6,782)	(2,170)	(2,291)	(613)
Dividends and Interest on shareholder´s equity paid		(3,864,792)	(4,345,803)	(2,649,794)	(2,159,773)
Cash flow from financing activities		(6,288,991)	(6,016,930)	(3,969,928)	(2,255,532)

Net increase/(decrease) in cash and cash equivalents		713,259	(6,126,493)	(53,345)	1,449,862
Cash and cash equivalents less bank overdrafts at beginning of year (i)		7,876,849	13,617,622	8,730,281	5,552,293
Effect of exchange rate fluctuations		(249,420)	(436,176)	(336,248)	52,798
Cash and cash equivalents less bank overdrafts at end of year (i)		8,340,688	7,054,953	8,340,688	7,054,953

(i) Net of bank overdrafts.

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the interim consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Use of estimates and judgments
5.	Cash and cash equivalents
6.	Investment securities
7.	Inventories
8.	Deferred income tax and social contribution
9.	Property, plant and equipment
10.	Goodwill
11.	Interest-bearing loans and borrowings
12.	Provisions
13.	Changes in equity
14.	Segment reporting
15.	Net Sales
16.	Other operating income/(expenses)
17.	Exceptional items
18.	Finance cost and income
19.	Income tax and social contribution
20.	Share-based payments
21.	Financial instruments and risks
22.	Collateral and contractual commitments, advances from customers and other
23.	Contingencies
24.	Non-cash items
25.	Related parties
26.	Events after the reporting period

1.    CORPORATE INFORMATION

(a)    Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”), headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general.

The Company’s shares and ADR’s (American Depositary Receipts) are listed on the B3 S.A.- Brasil, Bolsa, Balcão as “ABEV3” and on the New York Stock Exchange (NYSE) as “ABEV”.

The Company’s direct controlling shareholders are Interbrew International B.V. (“IIBV”), AmBrew S.A. (“Ambrew”), both subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação Zerrenner”).

The interim financial statements were approved by the Board of Directors on October 25, 2017.

(b)   Major corporate events in 2016 and 2017:

During the third quarter, the Company joined a Special Program for Tax Regulation, fixed by Provisional Measure no. 783, from May 31, 2017, extended by the Provisional Measure no. 798 (“PERT 2017”), undertaking to pay some tax contingencies that were in dispute, including debts from its subsidiaries, for a total amount of R$3.5 billion, already considering discounts according to the program, undertaking to pay R$958 million this year (of which the R$379 million has been paid on third quarter and R$579 million, plus interest will be paid on last quarter) and the remaining value to pay in 145 monthly installments, with interest, starting in January, 2018.

In September 2017, the Quilmes, subsidiary of Ambev, accepted the proposal of the AB InBev (“Agreement”) in the context from another agreement between AB Inbev and the Chilean society Compañia Cervecerías Unidas S.A and its affiliates. Under the Agreement, AB InBev licenses perpetually to the Quilmes, the brand Budweiser, among others North-american brands in Argentina, and transfers to the Quilmes the industrial plant of the Cerveceria Argentina Sociedade Anonima Isenbeck. In contrast, the Quilmes transfers the local brands Norte, Iguana and Baltica (including business assets related), along with USD 50 million of dollars. The consummation of the transaction is conditioned to the approval of “Comisión Nacional de Defensa de la Competencia” (Argentine antitrust governmental authority) and others usual closing conditions. Such approval nas not been granted until publication of interim financial statements.

On May 16th, 2017, the Board of Directors of Ambev approved the execution, by and between the Company, or its controlled entities, and financial institutions to be approved by the Board of Officers, of equity swaps, having as underlying asset the shares issued by the Company or American Depositary Receipts representing these shares (“ADRs”). The settlement of the equity swap will take place within a maximum period of 18 months from this date, and the agreements may result in an exposure of up to 80 million common shares (of which all or part may be through ADRs), with a limit value of up to R$ 1.5 billion.

In December 2016, we acquired Cachoeira de Macacu Bebidas Ltda. from Brasil Kirin Indústria de Bebidas Ltda., a company that owns an operating industrial plant for the production and packaging of beer and non-alcohol  beverages  in the State of Rio de Janeiro for R$478,621.

On May 12, 2016, Ambev and its controlling shareholder, AB InBev, entered into an agreement for the exchange of shareholdings (“Swap”). The execution of the Swap was conditional on the implementation of the merger of the activities of AB InBev and SABMiller Plc (“SABMiller”), which occurred on October 10, 2016. Subsequently, on December 31, 2016, after the implementation of certain preparatory corporate acts, the Swap was effected. Based on the agreement described above, Ambev transferred to AB InBev the equity interest in Keystone Global Corporation - KGC, which held shares in companies domiciled in Colombia, Peru and Ecuador. On the other hand, AB InBev transferred to Ambev its interest in Cerveceria Nacional S. de R.L., a subsidiary domiciled in Panama, which had previously been acquired as a third party.

The value attributed to the transaction is based on a fairness opinion prepared by a specialized company and duly approved by the Board of Directors of Ambev, with abstention from the vote of the directors appointed by AB InBev.

The result of the transaction above mentioned was R$1,236,824, of which R$1,239,972 was recognized in the income statement on exceptional items.

On April, 2016, the Company, through its wholly-owned subsidiary Labatt Breweries, in Canada, acquired the company Archibald Microbrasserie, known for its local beers and seasonal specialties. Furthermore, in Brazil, acquired 66% of the company Sucos do Bem, which has a range of juices, teas and cereal bars. The acquisition amount added was approximately R$155 million.

On January, 2016, Ambev, through its wholly-owned subsidiaries, CRBS S.A. and Ambev Luxembourg, acquired companies to a range of primarily spirit-based beers and ciders from Mark Anthony Group, by R$1.4 billion.

2.    STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared using the accounting basis of going concern and are being presented in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2016. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filling:

(a)    Summary of significant accounting policies (Note 3);

(b)   Exceptional items (Note 8);

(c)    Payroll and related benefits (Note 9);

(d)   Additional information on operating expenses by nature (Note 10);

(e)    Intangible assets (Note 15);

(f)    Trade receivable (Note 19);

(g)   Changes in equity (Note 21);

(h)   Interest-bearing loans and borrowings (Note 22);

(i)     Employee benefits (Note 23);

(j)     Trade payables (Note 25);

(k)   Operating leases (Note 28);

(l)     Contingencies (Note 30);

(m) Group Companies (Note 34);

(n)   Insurance (Note 35)

Management declares that all relevant information specific to the interim financial statements, and only them, are being evidenced and correspond to those used by Management in its business management.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the interim financial statements as of September 30, 2017 in relation to those presented in the financial statements for the year ended December 31, 2016.

(a)   Basis of preparation and measurement

The interim financial statements are presented in thousands of Brazilian Real (“R$”), unless otherwise indicated, rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the interim financial statements is historical cost, net realizable value, fair value or recoverable amount.

(b)   Recently issued IFRS

The reporting standards below were published and are mandatory for future annual reporting periods. There were no early adoption of standards and amendments to standards however the Company is in the evaluation phase of the revised standards, as well the possible impacts.

IFRS 9 Financial Instruments

The IFRS 9, which will replace IAS 39, introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held; defines a new expected-loss impairment model that will require more effective recognition; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant overhaul that aligns the accounting treatment with risk management activities. IFRS 9 also reduces the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. IASB issued IFRS 9, which will be effective for annual periods beginning on or after January 1st, 2018. The early adoption is not permitted by the Brazilian Accounting Pronouncements Committee.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 requires revenue recognition to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the Company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple-element arrangements. IASB issued IFRS 15, which will be effective for annual periods beginning on or after January 1st, 2018. The early adoption is not permitted by the Brazilian Accounting Pronouncements Committee.

IFRS 16 – Leases

The IFRS 16, which supersedes IAS 17, replaces the existing lease accounting requirements and represents a significant change in the accounting introducing the standardization of accounting recognition for the lessee and will require the recognition of the right to use and a lease liability. IASB issued IFRS 16, which will be effective for annual periods beginning on or after January 1st, 2019, with earlier adoption.

4.    USE OF ESTIMATES AND JUDGMENTS

The preparation of interim financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) predecessor basis of accounting;

(ii) business combinations;

(iii) impairment;

(iv) provisions;

(v) share-based payments;

(vi) employee benefits;

(vii) current and deferred tax;

(viii) joint arrangements; e

(ix) measurement of financial instruments, including derivatives.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed at least annually and whenever a triggering event occurs, in order to determine whether the carrying value exceeds the recoverable amount.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the Company are involved in tax audits usually in relation to prior years. These audits are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time until its conclusion.

5.        CASH AND CASH EQUIVALENTS

	09/30/2017	12/31/2016

Cash	146,309	381,928
Current bank accounts	2,599,410	3,467,339
Short term bank deposits (i)	5,594,969	4,027,582
Cash and cash equivalents	8,340,688	7,876,849

(i) The balance refers mostly to Bank Deposit Certificates - CDB, high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

6.        INVESTMENTS SECURITIES

	09/30/2017	12/31/2016

Financial asset at fair value through profit or loss-held for trading	7,820	282,771
Current investments securities	7,820	282,771

Debt held-to-maturity	104,786	104,340
Non-current investments securities	104,786	104,340

Total	112,606	387,111

7.        INVENTORIES

	09/30/2017	12/31/2016

Finished goods	1,842,311	1,445,462
Work in progress	339,633	328,453
Raw material	1,567,885	1,962,731
Consumables	76,390	50,026
Spare parts and other	467,475	447,167
Prepayments	188,940	234,473
Impairment losses	(109,240)	(121,260)
	4,373,394	4,347,052

Write-offs/losses on inventories recognized in the income statement amounted to R$55,683 in the period ended in September 30, 2017 (R$86,395 in the period ended in September 30, 2016).

8.        DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the interim financial statement of assets and liabilities. The rates of these taxes in Brazil, which are expected at the realization of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, with operational activity, expected rates, are as follow:

Central America and the Caribbean	from 23% to 31%
Latin America	from 14% to 35%
Canada	26%

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to be used to offset temporary differences / loss carry forwards based on projections of future results prepared and based on internal assumptions and future economic scenarios which may therefore change.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	09/30/2017			12/31/2016
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	9,465	-	9,465	9,030	-	9,030
Intangible assets	-	(666,142)	(666,142)	649	(733,894)	(733,245)
Employee benefits	520,556	-	520,556	467,582	-	467,582
Trade payables	1,324,929	(316,955)	1,007,974	977,442	(531,285)	446,157
Trade receivable	46,698	-	46,698	42,724	-	42,724
Derivatives	125,196	(11,094)	114,102	71,134	(110,735)	(39,601)
Interest-bearing loans and borrowings	-	-	-	-	(1,372)	(1,372)
Inventories	187,584	(18,450)	169,134	267,430	(13,778)	253,652
Property, plant and equipment	-	(952,036)	(952,036)	-	(905,676)	(905,676)
Withholding tax over undistributed profits	-	(753,074)	(753,074)	-	(684,774)	(684,774)
Investments in associates	-	(421,589)	(421,589)	-	(421,590)	(421,590)
Interest on shareholders’ equity	1,649,042	-	1,649,042	-	-	-
Loss carryforwards	902,609	-	902,609	1,139,818	-	1,139,818
Provisions	300,984	(53,632)	247,352	448,879	(44,738)	404,141
Complement of income tax of foreign subsidiaries due in Brazil	-	(34,671)	(34,671)	-	-	-
Other items	-	(25,771)	(25,771)	(15,132)	(23,294)	(38,426)
Gross deferred tax assets / (liabilities)	5,067,063	(3,253,414)	1,813,649	3,409,556	(3,471,136)	(61,580)
Netting by taxable entity	(976,874)	976,874	-	(1,141,414)	1,141,414	-
Net deferred tax assets / (liabilities)	4,090,189	(2,276,540)	1,813,649	2,268,142	(2,329,722)	(61,580)

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At September 30, 2017 the assets and liabilities deferred taxes related to combined tax losses has an expected utilization/settlement by temporary differences as follows:

	09/30/2017
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	9,465	9,465
Intangible assets	-	(666,142)	(666,142)
Employee benefits	45,397	475,159	520,556
Trade payables	1,324,929	(316,955)	1,007,974
Trade receivable	41,606	5,092	46,698
Derivatives	114,102	-	114,102
Inventories	169,134	-	169,134
Property, plant and equipment	(63,231)	(888,805)	(952,036)
Withholding tax over undistributed profits	-	(753,074)	(753,074)
Investments in associates	-	(421,589)	(421,589)
Interest on shareholder´s equity	1,649,042	-	1,649,042
Complement of income tax of foreign subsidiaries due in Brazil	(34,671)	-	(34,671)
Provisions	36,632	210,720	247,352
Other items	-	(25,771)	(25,771)
	3,282,940	(2,371,900)	911,040

Deferred tax related to tax losses	09/30/2017
2017	332,486
2018	315,629
2019	233,757
2020	20,737
902,609

As at September 30, 2017, deferred tax assets in the amount of R$660,803 (R$455,616 in December 31, 2016) related to tax losses and temporary differences of subsidiaries abroad were not recorded as the realization is not probable.

Major part of the fiscal losses amount do not have carryforward limit for utilization and the tax losses carried forward in relation to them are equivalent to R$2,563,973 in September 30, 2017 (R$2,285,196 in December 31, 2016).

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2016	(61,580)
Remeasurement of postemployment benefits	13,301
Investment hedge - put option of a subsidiary interest	(83,557)
Cash flow hedge - gains/(losses)	(167,583)
Gains/(losses) on translation of other foreign operations	214,846
Recognized in other comprehensive income	(22,993)
Recognized in income statement	1,617,537
Changes directly in balance sheet	280,685
Recognized in deferred tax	35,508
Recognized in other group of balance sheet	245,177
At September 30, 2017	1,813,649

9.        PROPERTY, PLANT AND EQUIPMENT

	09/30/2017					12/31/2016
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	8,330,123	22,764,314	4,584,187	1,740,739	37,419,363	36,685,586
Effect of movements in foreign exchange	(66,118)	(153,176)	(60,256)	(20,334)	(299,884)	(2,652,740)
Acquisitions through business combinations	228,489	-	-	-	228,489	700,372
Acquisitions through stock exchange	-	-	-	-	-	433,849
Disposals through stock exchange	-	-	-	-	-	(571,349)
Acquisitions	3,563	423,756	115,329	1,471,329	2,013,977	4,009,345
Disposals	(5,382)	(317,057)	(64,329)	(41)	(386,809)	(1,012,663)
Transfer to other asset categories	285,409	912,524	372,036	(1,803,676)	(233,707)	(173,037)
Others	-	11,844	-	(1,163)	10,681	-
Balance at end	8,776,084	23,642,205	4,946,967	1,386,854	38,752,110	37,419,363

Depreciation and Impairment
Balance at end of previous year	(2,278,115)	(13,075,250)	(2,912,162)	-	(18,265,527)	(17,545,499)
Foreign exchange effects	3,525	33,043	25,796	-	62,364	1,137,065
Disposals through stock exchange	-	-	-	-	-	345,919
Depreciation	(222,576)	(1,656,843)	(494,965)	-	(2,374,384)	(3,083,821)
Impairment losses	(238)	(79,600)	(1,411)	-	(81,249)	(120,905)
Disposals	745	302,110	56,262	-	359,117	928,903
Transfer to other asset categories	(2,294)	17,659	4,070	-	19,435	61,451
Others	-	8,889	-	-	8,889	11,360
Balance at end	(2,498,953)	(14,449,992)	(3,322,410)	-	(20,271,355)	(18,265,527)
Carrying amount:
December 31, 2016	6,052,008	9,689,064	1,672,025	1,740,739	19,153,836	19,153,836
September 30, 2017	6,277,131	9,192,213	1,624,557	1,386,854	18,480,755

Leases, capitalizes interests and fixed assets provided as security are not material.

10.    GOODWILL

	09/30/2017	12/31/2016

Balance at end of previous year	30,511,200	30,953,066
Effect of movements in foreign exchange	27,801	(2,388,878)
Acquisitions and disposals through business combinations (i)	-	1,947,012
Other (ii)	394,559	-
Balance at the end of year	30,933,560	30,511,200

(i) It refers mainly  to the acquisition of Mark Anthony and Cerveceria Nacional in the transaction of stock exchanges.

(ii) It refers to the change in provisional allocations of assets acquired and liabilities assumed in the 2016 acquisitions.

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional currency	09/30/2017	12/31/2016
LAN:
Brazil	BRL	17,661,859	17,424,616
Goodwill		102,904,492	102,667,249
Non-controlling transactions (i)		(85,242,633)	(85,242,633)
Dominican Republic	DOP	3,070,343	3,224,896
Cuba (ii)	USD	2,559	3,634
Panama	PAB	1,101,200	1,060,063

LAS:
Argentina	ARS	460,770	517,934
Bolivia	BOB	1,120,591	1,152,815
Chile	CLP	43,500	42,722
Paraguay	PYG	746,078	753,724
Uruguay	UYU	162,234	165,767

NA:
Canada	CAD	6,564,426	6,165,029
		30,933,560	30,511,200

(i) It refers to the stock exchange operation occurred in 2013 in result of the adoption of the predecessor basis of accounting.

(ii) The functional currency of Cuba, the Cuban convertible peso (CUC), has fixed parity with the dollar (USD) at balance sheet date.

11.    INTEREST-BEARING LOANS AND BORROWINGS

	09/30/2017	12/31/2016

Secured bank loans	1,440,094	1,381,412
Unsecured bank loans	483,353	1,910,139
Debentures and unsecured bond issues	-	296,352
Other unsecured loans	38,572	33,479
Financial leasing	6,880	9,222
Current liabilities	1,968,899	3,630,604

Secured bank loans	671,150	665,786
Unsecured bank loans	447,085	609,848
Debentures and unsecured bond issues	102,255	100,803
Other unsecured loans	112,801	356,236
Financial leasing	27,421	33,033
Non-current liabilities	1,360,712	1,765,706

Additional information regarding the exposure of the Company to the risks of interest rate and foreign currency are disclosed on Note 21 – Financial instruments and risks.

Contract clauses (covenants)

In the period ended September 30, 2017, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”), where collateral is provided on assets acquired with the credit granted, the other loans and financing contracted by the Company provide for personal guarantees, or are unsecured. Most of the financial contracts provide for restrictive clauses (covenants), such as: financial covenants, including restrictions on new indebtedness; proof of company’s existence; maintenance, in use or in good conditions for the business, of the Company’s assets; restrictions on acquisitions, mergers, sale or disposal of its assets; disclosure of financial statements and balance sheets; and (prohibition related to new real guarantees for loans contracted, except if (i) expressly authorized under the loan agreement in question; or (ii) new loans contracted with financial institutions linked to the Brazilian government – including the BNDES – or foreign governments, whether multilateral financial institutions (e.g., World Bank) or located in jurisdictions in which the Company operates.

On September 30, 2017, the Company was in compliance with all of its contractual obligations relating to its loans and financings.

12.    PROVISIONS

(a) Provision changes

	Balance as of December 31, 2016	Effect of changes in foreign exchange rates	Additions	Provisions used and reversed	Balance as of September 30, 2017

Restructuring	7,451	389	-	(22)	7,818

Provision for contingencies					-
Taxes on sales	247,185	(32)	80,861	(124,550)	203,464
Income tax	323,458	1,623	162,325	(334,430)	152,976
Labor	165,701	(2,314)	104,213	(121,845)	145,755
Civil	43,961	(376)	41,948	(56,892)	28,641
Others	146,250	(6,170)	43,941	(30,193)	153,828
Total of provision for contingencies	926,555	(7,269)	433,288	(667,910)	684,664

Total of provisions	934,006	(6,880)	433,288	(667,932)	692,482

(b)   Disbursement expectative

	Balance as of September 30, 2017	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring	7,818	7,036	-	782	-

Provision for contingencies
Taxes on sales	203,464	25,716	159,399	4,442	13,907
Income tax	152,976	33,594	97,426	21,956	-
Labor	145,755	77,245	35,494	25,842	7,174
Civil	28,641	17,108	9,107	1,474	952
Others	153,828	7,963	37,766	104,627	3,472
Total of provision for contingencies	684,664	161,626	339,192	158,341	25,505

Total of provisions	692,482	168,662	339,192	159,123	25,505

The expected settlement of provisions was based on management’s best estimate at the balance sheet date.

Main lawsuits with probable likelihood of loss:

(a) Income and Sales taxes

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to Income tax, ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment.

(b) Labor

The Company and its subsidiaries are involved in labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c) Civil

The Company is involved in civil lawsuits considered with probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, which are mostly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities are disclosed in Note 23 - Contingencies.

13.    CHANGES IN EQUITY

(a) Capital stock

		09/30/2017		09/30/2016
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Beginning balance as per statutory books	15,717,615	57,614,140	15,717,615	57,614,140
Share issued	-	-	-	-
	15,717,615	57,614,140	15,717,615	57,614,140

(b)   Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

At January 1, 2017	(908,676)	53,662,811	700,898	1,074,747	54,529,780
Purchase of shares and result on treasury shares	6,627	-	-	-	6,627
Share-based payments	-	-	-	76,197	76,197
At September 30, 2017	(902,049)	53,662,811	700,898	1,150,944	54,612,604

At January 1, 2016	(1,003,508)	53,662,811	700,898	1,013,250	54,373,451
Purchase of shares and result on treasury shares	90,618	-	-	-	90,618
Share-based payments	-	-	-	26,815	26,815
At September 30, 2016	(912,890)	53,662,811	700,898	1,040,065	54,490,884

(b.1) Treasury shares

The treasury shares comprise own issued shares reacquired by the Company and the result on treasury shares that refers to gains and losses related to share-based payments transactions and others.

Follows the changes of treasury shares:

	Purchase /realization shares		Result on Treasure Shares	Total Treasure Shares
	Thousands shares	Thousands Brazilian Real	Thousands shares	Thousands Brazilian Real

At January 1, 2017	16,512	(312,670)	(596,006)	(908,676)
Changes during the year	(6,714)	129,329	(122,702)	6,627
At September 30, 2017	9,798	(183,341)	(718,708)	(902,049)

At January 1, 2016	32,521	(617,407)	(386,101)	(1,003,508)
Changes during the year	(14,499)	275,496	(184,878)	90,618
At September 30, 2016	18,022	(341,911)	(570,979)	(912,890)

(b.2) Share premium

The share premium refers to the difference between subscription price that the shareholders paid for the shares and theirs nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redemptions, reimbursement or repurchase shares.

(b.3) Share-based payment

There are different share-based payment programs and stock option plans which allow the senior management from Ambev economic group to receive or acquire shares of the Company.

The share-based payment reserve recorded a charge of R$127,193 at September 30, 2017 (R$124,882 at September 30, 2016) (Note 20 – Share-based payments).

(c)    Net income reserves

	Net income reserves
	Investment reserve	Statutory reserve	Fiscal incentive	Interest on capital and dividends proposed	Total
At January 1, 2017	3,859,995	4,456	5,835,797	-	9,700,248
	-	-	-	-	-
At September 30, 2017	3,859,995	4,456	5,835,797	-	9,700,248

At January 1, 2016	2,141,424	4,456	4,016,272	2,039,171	8,201,323
Interest on shareholder´s equity	-	-	-	(2,039,171)	(2,039,171)
At September 30, 2016	2,141,424	4,456	4,016,272	-	6,162,152

(c.1) Investments reserve

From net income after deductions applicable, will be aimed no more than 60% (sixty per cent) to investment reserve to support future investments.

(c.2) Statutory reserve

From net income, 5% will be applied before any other allocation, to the statutory reserve, which cannot exceed 20% of capital stock. The Company is not required to supplement the statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

(c.3) Tax incentives

The Company has tax incentives framed in certain state and federal industrial development programs in the form of financing, deferred payment of taxes or partial reductions of the amount due. These state programs aim to promote the expansion of employment generation, regional decentralization, complement and diversify the industrial base of the States. In these states, the grace periods, enjoyment and reductions are permitted under the tax law.

The portion of income for the period related to tax incentives, which will be allocated to the profit reserve at the end of the fiscal year on December 31, 2017 and therefore not being used as a basis for dividend distribution, is composed of:

	09/30/2017	09/30/2016
ICMS (Brazilian State value added)	1,266,665	1,099,627
Income tax	172,176	163,666
	1,438,841	1,263,293

(c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its By-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending on December 31,an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.

Events during nine-month period ended September 30, 2017:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	05/17/2017	Dividends	07/17/2017	2017	ON	0.1600	2,513,077
							2,513,077

Events during nine-month period ended September 30, 2016:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	01/15/2016	Interest on shareholders' equity	02/29/2016	2015	ON	0.1300	2,039,171
Board of Directors Meeting	06/24/2016	Dividends	07/29/2016	2016	ON	0.1300	2,040,800
							4,079,971

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2017	(289,483)	(144,568)	(1,262,170)	(2,390,843)	2,150,643	156,091	(75,238,790)	(77,019,120)
Comprehensive income:
Gains/(losses) on translation of foreign operations	64,057	-	-	-	-	-	-	64,057
Cash flow hedges	-	321,483	-	-	-	-	-	321,483
Actuarial gains/(losses)	-	-	173,809	-	-	-	-	173,809
Total Comprehensive income	64,057	321,483	173,809	-	-	-	-	559,349
Gains/(losses) of controlling interest´s share	-	-	-	-	(690)	-	-	(690)
At September 30, 2017	(225,426)	176,915	(1,088,361)	(2,390,843)	2,149,953	156,091	(75,238,790)	(76,460,461)

At January 1, 2016	3,472,291	932,109	(1,131,499)	(2,246,679)	2,123,565	156,091	(75,162,909)	(71,857,031)
Comprehensive income:
Gains/(losses) on translation of foreign operations	(3,476,587)	-	-	-	-	-	-	(3,476,587)
Cash flow hedges	-	(1,185,257)	-	-	-	-	-	(1,185,257)
Actuarial gains/(losses)	-	-	1,732	-	-	-	-	1,732
Total Comprehensive income	(3,476,587)	(1,185,257)	1,732	-	-	-	-	(4,660,112)
Options granted on subsidiary	-	-	-	(144,160)	-	-	-	(144,160)
Gains/(losses) of controlling interest´s share	-	-	-	-	(8,404)	-	-	(8,404)
At September 30, 2016	(4,296)	(253,148)	(1,129,767)	(2,390,839)	2,115,161	156,091	(75,162,909)	(76,669,707)

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the interim financial statements with functional currency different from the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges in conformity with IAS 39.

(d.2) Cash flow hedge reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (For additional information, see Note 21 – Financial instruments and risks).

(d.3) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to the future pension plans obligations. Consequently, the results of actuarial gains and losses are recognized on timely basis considering best estimate obtained by Management. Accordingly, the Company recognizes on monthly basis the results of these estimated actuarial gains and losses according to the expectations presented based on an independent actuarial report.

The actuarial gain of R$158,509 arising from the surplus reverted to the Sponsor, originating from Ambev Private Pension Institute of the defined benefits plan was fully recorded under the heading of actuarial gains and losses.

(d.4) Options granted on subsidiary

As part of the shareholders agreement between the Ambev and ELJ, an option to sell (“put”) and to purchase (“call”) was issued, which may result in an acquisition by Ambev of the remaining shares of CND, for a value based on EBITDA from operations, the “put” exercisable annually until 2019 and the “call” from 2019. On September 30, 2017 the put option held by ELJ is valued at R$5,056,141 (R$4,879,459 on December 31, 2016) and the liability categorized as “Level 3”, as the Note 21 (b) and in accordance with the IFRS 3. No value has been assigned to the call option held by the Company, since the likelihood of exercise is remote. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and the fair value is revaluated on an annual basis.

As part of the agreement to acquire the remaining shares of Sucos do Bem, a put option on interest in subsidiary determined by gross revenue of its products and exercisable from 2019 has been granted. On September 30, 2017 the option is valued at R$131,103 (R$127,718 on December 31, 2016).

As part of the acquisition agreement of all shares of the company Tropical Juice, a put option on interest in subsidiary exercisable from 2018 has been granted. On September 30, 2017 the option is valued at R$23,380 (R$23,380 on December 31, 2016).

The reconciliation of changes in these options is presented in Note 21 – Financial instruments and risks.

(d.5) Accounting for acquisition of non-controlling interests

In transactions with non-controlling interests of the same business, even when performed at arm's length terms, that present valid economic grounds and reflect normal market conditions, will be consolidated by the applicable accounting standards as occurred within the same accounting entity.

As determined by IFRS 10, any difference between the amount paid (fair value) for the acquisition of non-controlling interests and are related to carrying amount of such non-controlling interest shall be recognized directly in controlling shareholders’ equity. The acquisition of non-controlling interest related to Old Ambev, the above mentioned adjustment was recognized in the Carrying value adjustments when applicable.

14.    SEGMENT REPORTING

Segment information is presented in thousands of Brazilian Reais (R$).

(a)      Reportable segments – nine-month periods ended in:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016

Net sales	21,001,694	20,250,124	7,284,841	7,060,041	4,585,526	5,114,925	32,872,061	32,425,090
Cost of sales	(8,671,620)	(7,767,608)	(2,880,816)	(2,623,274)	(1,501,016)	(1,679,498)	(13,053,452)	(12,070,380)
Gross profit	12,330,074	12,482,516	4,404,025	4,436,767	3,084,510	3,435,427	19,818,609	20,354,710
Distribution expenses	(2,990,480)	(2,867,270)	(693,079)	(686,069)	(821,222)	(891,420)	(4,504,781)	(4,444,759)
Sales and marketing expenses	(2,729,285)	(2,797,785)	(817,849)	(951,111)	(694,980)	(760,680)	(4,242,114)	(4,509,576)
Administrative expenses	(1,116,598)	(1,053,314)	(289,084)	(298,694)	(199,224)	(240,236)	(1,604,906)	(1,592,244)
Other operating income/(expenses)	748,100	1,118,220	14,707	(36,276)	4,179	(16,841)	766,986	1,065,103
Exceptional items	(43,779)	(23,833)	(37,493)	(12,114)	-	(7,621)	(81,272)	(43,568)
Income from operations (EBIT)	6,198,032	6,858,534	2,581,227	2,452,503	1,373,263	1,518,629	10,152,522	10,829,666
Net finance cost	(1,605,039)	(2,748,915)	(559,057)	(380,970)	(82,253)	336,064	(2,246,349)	(2,793,821)
Share of result of associates	660	(2,944)	-	-	1,106	1,400	1,766	(1,544)
Income before income tax	4,593,653	4,106,675	2,022,170	2,071,533	1,292,116	1,856,093	7,907,939	8,034,301
Income tax expense	(2,227,655)	1,064,210	(652,760)	(416,229)	(476,370)	(432,619)	(3,356,785)	215,362
Net income	2,365,998	5,170,885	1,369,410	1,655,304	815,746	1,423,474	4,551,154	8,249,663

Normalized EBITDA(iii)	8,202,531	8,808,862	3,111,784	2,974,217	1,537,114	1,685,319	12,851,429	13,468,398
Exceptional items	(43,779)	(23,833)	(37,493)	(12,114)	-	(7,621)	(81,272)	(43,568)
	(1,960,720)	(1,926,495)	(493,064)	(509,600)	(163,851)	(159,069)	(2,617,635)	(2,595,164)
Net finance costs	(1,605,039)	(2,748,915)	(559,057)	(380,970)	(82,253)	336,064	(2,246,349)	(2,793,821)
Share of results of associates	660	(2,944)	-	-	1,106	1,400	1,766	(1,544)
Income tax expense	(2,227,655)	1,064,210	(652,760)	(416,229)	(476,370)	(432,619)	(3,356,785)	215,362
Net income	2,365,998	5,170,885	1,369,410	1,655,304	815,746	1,423,474	4,551,154	8,249,663

Normalized EBITDA margin in %	39.0%	43.5%	42.7%	42.1%	33.5%	32.9%	39.1%	41.5%

Acquisition of property, plant and equipment	1,272,424	1,615,319	602,461	849,602	164,397	200,979	2,039,282	2,665,900

	09/30/2017	12/31/2016	09/30/2017	12/31/2016	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Segment assets	47,649,485	50,935,027	11,249,747	11,149,019	9,883,653	9,245,718	68,782,885	71,329,764
Intersegment elimination							(3,461,812)	(3,968,045)
Non-segmented assets							17,699,350	16,479,699
Total assets							83,020,423	83,841,418

Segment liabilities	18,008,792	22,958,871	5,506,128	5,576,413	3,657,959	3,275,676	27,172,879	31,810,960
Intersegment elimination							(3,461,813)	(3,968,045)
Non-segmented liabilities							59,309,357	55,998,503
Total liabilities							83,020,423	83,841,418

(i) Latin America – North: includes operations in Brazil, Luxembourg  and CAC (El Salvador, Guatemala, Nicaragua, Dominican Republic, Saint Vincent, Dominica,  Antigua, Cuba,  Barbados and Panama).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii) Normalized  EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (ii) Share of results of associates, (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of property, plant and equipment.

(b)     Reportable segments – three-month periods ended in:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016

Net sales	7,196,331	6,440,677	2,434,805	2,272,750	1,731,167	1,769,361	11,362,303	10,482,788
Cost of sales	(2,911,914)	(2,778,317)	(959,685)	(850,936)	(610,523)	(586,206)	(4,482,122)	(4,215,459)
Gross profit	4,284,417	3,662,360	1,475,120	1,421,814	1,120,644	1,183,155	6,880,181	6,267,329
Distribution expenses	(1,003,911)	(970,162)	(221,157)	(212,328)	(301,001)	(289,326)	(1,526,069)	(1,471,816)
Sales and marketing expenses	(959,805)	(971,239)	(242,045)	(302,974)	(243,122)	(205,943)	(1,444,972)	(1,480,156)
Administrative expenses	(380,685)	(319,269)	(88,375)	(98,597)	(59,407)	(87,189)	(528,467)	(505,055)
Other operating income/(expenses)	245,444	339,156	6,392	7,109	1,754	(4,629)	253,590	341,636
Exceptional items	(13,971)	(11,875)	(6,522)	(3,606)	-	378	(20,493)	(15,103)
Income from operations (EBIT)	2,171,489	1,728,971	923,413	811,418	518,868	596,446	3,613,770	3,136,835
Net finance cost	(469,292)	(690,743)	(156,573)	(135,702)	(49,067)	103,812	(674,932)	(722,633)
Share of result of associates	(4,892)	(9,823)	-	-	357	442	(4,535)	(9,381)
Income before income tax	1,697,305	1,028,405	766,840	675,716	470,158	700,700	2,934,303	2,404,821
Income tax expense	(2,550,593)	1,014,906	(69,440)	(49,986)	(177,780)	(186,592)	(2,797,813)	778,328
Net income	(853,288)	2,043,311	697,400	625,730	292,378	514,108	136,490	3,183,149

Normalized EBITDA(iii)	2,851,411	2,377,909	1,101,759	973,581	598,763	647,941	4,551,933	3,999,431
Exceptional items	(13,971)	(11,875)	(6,522)	(3,606)	-	378	(20,493)	(15,103)
Depreciation, amortization and impairment excluding exceptional items	(665,951)	(637,063)	(171,824)	(158,557)	(79,895)	(51,873)	(917,670)	(847,493)
Net finance costs	(469,292)	(690,743)	(156,573)	(135,702)	(49,067)	103,812	(674,932)	(722,633)
Share of results of associates	(4,892)	(9,823)	-	-	357	442	(4,535)	(9,381)
Income tax expense	(2,550,593)	1,014,906	(69,440)	(49,986)	(177,780)	(186,592)	(2,797,813)	778,328
Net income	(853,288)	2,043,311	697,400	625,730	292,378	514,108	136,490	3,183,149

Normalized EBITDA margin in %	39.6%	36.9%	45.3%	42.8%	34.6%	36.6%	40.1%	38.2%

(i) Latin America – North: includes operations in Brazil, Luxembourg  and CAC (El Salvador, Guatemala, Nicaragua, Dominican Republic, Saint Vincent, Dominica,  Antigua, Cuba,  Barbados and Panama).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii) Normalized  EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (ii) Share of results of associates, (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of property, plant and equipment.

(c)      Additional information – by Business unit:

	Nine-month period ended:						Three-month period ended:
	Latin America - north						Latin America - north
	CAC		Brazil		Total		CAC		Brazil		Total
	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016

Net sales	3,349,373	2,937,905	17,652,321	17,312,219	21,001,694	20,250,124	1,163,194	939,148	6,033,137	5,501,529	7,196,331	6,440,677
Cost of sales	(1,468,543)	(1,328,254)	(7,203,077)	(6,439,354)	(8,671,620)	(7,767,608)	(515,217)	(416,144)	(2,396,697)	(2,362,173)	(2,911,914)	(2,778,317)
Gross profit	1,880,830	1,609,651	10,449,244	10,872,865	12,330,074	12,482,516	647,977	523,004	3,636,440	3,139,356	4,284,417	3,662,360
Distribution expenses	(384,705)	(299,410)	(2,605,775)	(2,567,860)	(2,990,480)	(2,867,270)	(131,144)	(94,117)	(872,767)	(876,045)	(1,003,911)	(970,162)
Sales and marketing expenses	(370,914)	(342,888)	(2,358,371)	(2,454,897)	(2,729,285)	(2,797,785)	(129,463)	(113,609)	(830,342)	(857,630)	(959,805)	(971,239)
Administrative expenses	(168,467)	(129,513)	(948,131)	(923,801)	(1,116,598)	(1,053,314)	(47,532)	(32,110)	(333,153)	(287,159)	(380,685)	(319,269)
Other operating income/(expenses)	33,180	3,959	714,920	1,114,261	748,100	1,118,220	31,847	(918)	213,597	340,074	245,444	339,156
Exceptional items	(20,726)	(2,813)	(23,053)	(21,020)	(43,779)	(23,833)	(3,317)	(2,813)	(10,654)	(9,062)	(13,971)	(11,875)
Income from operations (EBIT)	969,198	838,986	5,228,834	6,019,548	6,198,032	6,858,534	368,368	279,437	1,803,121	1,449,534	2,171,489	1,728,971
Net finance cost	(68,646)	(22,871)	(1,536,393)	(2,726,044)	(1,605,039)	(2,748,915)	(12,167)	(7,892)	(457,125)	(682,851)	(469,292)	(690,743)
Share of result of associates	7,944	17,410	(7,284)	(20,354)	660	(2,944)	(1,946)	4,362	(2,946)	(14,185)	(4,892)	(9,823)
Income before income tax	908,496	833,525	3,685,157	3,273,150	4,593,653	4,106,675	354,255	275,907	1,343,050	752,498	1,697,305	1,028,405
Income tax expense	(240,208)	(254,130)	(1,987,447)	1,318,340	(2,227,655)	1,064,210	(85,097)	(86,944)	(2,465,496)	1,101,850	(2,550,593)	1,014,906
Net income	668,288	579,395	1,697,710	4,591,490	2,365,998	5,170,885	269,158	188,963	(1,122,446)	1,854,348	(853,288)	2,043,311

Normalized EBITDA (i)	1,282,985	1,085,553	6,919,546	7,723,309	8,202,531	8,808,862	474,156	353,247	2,377,255	2,024,662	2,851,411	2,377,909
Exceptional items	(20,726)	(2,813)	(23,053)	(21,020)	(43,779)	(23,833)	(3,317)	(2,813)	(10,654)	(9,062)	(13,971)	(11,875)
Depreciation. amortization and impairment excluding exceptional items	(293,061)	(243,754)	(1,667,659)	(1,682,741)	(1,960,720)	(1,926,495)	(102,471)	(70,997)	(563,480)	(566,066)	(665,951)	(637,063)
Net finance costs	(68,646)	(22,871)	(1,536,393)	(2,726,044)	(1,605,039)	(2,748,915)	(12,167)	(7,892)	(457,125)	(682,851)	(469,292)	(690,743)
Share of results of associates	7,944	17,410	(7,284)	(20,354)	660	(2,944)	(1,946)	4,362	(2,946)	(14,185)	(4,892)	(9,823)
Income tax expense	(240,208)	(254,130)	(1,987,447)	1,318,340	(2,227,655)	1,064,210	(85,097)	(86,944)	(2,465,496)	1,101,850	(2,550,593)	1,014,906
Net income	668,288	579,395	1,697,710	4,591,490	2,365,998	5,170,885	269,158	188,963	(1,122,446)	1,854,348	(853,288)	2,043,311

Normalized EBITDA margin in %	38.3%	37.0%	39.2%	44.6%	39.1%	43.5%	40.8%	37.6%	39.4%	36.8%	39.6%	36.9%

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (ii) Share of results of associates, (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of property, plant and equipment.

	Nine-month period ended:						Three-month period ended:
	Brazil						Brazil
	Beer		Soft drink and Non-alcoholic and non-carbonated		Total		Beer		Soft drink and Non-alcoholic and non-carbonated		Total
	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016

Net sales	15,104,848	14,745,971	2,547,473	2,566,248	17,652,321	17,312,219	5,188,029	4,734,535	845,108	766,994	6,033,137	5,501,529
Cost of sales	(5,748,706)	(5,195,400)	(1,454,371)	(1,243,954)	(7,203,077)	(6,439,354)	(1,913,489)	(1,962,009)	(483,208)	(400,164)	(2,396,697)	(2,362,173)
Gross profit	9,356,142	9,550,571	1,093,102	1,322,294	10,449,244	10,872,865	3,274,540	2,772,526	361,900	366,830	3,636,440	3,139,356
Distribution expenses	(2,114,480)	(2,090,777)	(491,295)	(477,083)	(2,605,775)	(2,567,860)	(710,131)	(717,653)	(162,636)	(158,392)	(872,767)	(876,045)
Sales and marketing expenses	(2,197,848)	(2,305,630)	(160,523)	(149,267)	(2,358,371)	(2,454,897)	(760,454)	(823,825)	(69,888)	(33,805)	(830,342)	(857,630)
Administrative expenses	(826,684)	(822,717)	(121,447)	(101,084)	(948,131)	(923,801)	(296,501)	(247,471)	(36,652)	(39,688)	(333,153)	(287,159)
Other operating income/(expenses)	563,688	887,918	151,232	226,343	714,920	1,114,261	162,628	268,692	50,969	71,382	213,597	340,074
Exceptional items	(19,553)	(19,382)	(3,500)	(1,638)	(23,053)	(21,020)	(8,993)	(7,921)	(1,661)	(1,141)	(10,654)	(9,062)
Income from operations (EBIT)	4,761,265	5,199,983	467,569	819,565	5,228,834	6,019,548	1,661,089	1,244,348	142,032	205,186	1,803,121	1,449,534
Net finance cost	(1,536,393)	(2,726,044)	-	-	(1,536,393)	(2,726,044)	(457,125)	(682,851)	-	-	(457,125)	(682,851)
Share of result of associates	(7,284)	(20,354)	-	-	(7,284)	(20,354)	(2,946)	(14,185)	-	-	(2,946)	(14,185)
Income before income tax	3,217,588	2,453,585	467,569	819,565	3,685,157	3,273,150	1,201,018	547,312	142,032	205,186	1,343,050	752,498
Income tax expense	(1,987,447)	1,318,340	-	-	(1,987,447)	1,318,340	(2,465,496)	1,101,850	-	-	(2,465,496)	1,101,850
Net income	1,230,141	3,771,925	467,569	819,565	1,697,710	4,591,490	(1,264,478)	1,649,162	142,032	205,186	(1,122,446)	1,854,348

Normalized EBITDA (i)	6,257,864	6,646,319	661,682	1,076,990	6,919,546	7,723,309	2,187,359	1,740,169	189,896	284,493	2,377,255	2,024,662
Exceptional items	(19,553)	(19,382)	(3,500)	(1,638)	(23,053)	(21,020)	(8,993)	(7,921)	(1,661)	(1,141)	(10,654)	(9,062)
Depreciation, amortization and impairment excluding exceptional items	(1,477,046)	(1,426,954)	(190,613)	(255,787)	(1,667,659)	(1,682,741)	(517,277)	(487,900)	(46,203)	(78,166)	(563,480)	(566,066)
Net finance costs	(1,536,393)	(2,726,044)	-	-	(1,536,393)	(2,726,044)	(457,125)	(682,851)	-	-	(457,125)	(682,851)
Share of results of associates	(7,284)	(20,354)	-	-	(7,284)	(20,354)	(2,946)	(14,185)	-	-	(2,946)	(14,185)
Income tax expense	(1,987,447)	1,318,340	-	-	(1,987,447)	1,318,340	(2,465,496)	1,101,850	-	-	(2,465,496)	1,101,850
Net income	1,230,141	3,771,925	467,569	819,565	1,697,710	4,591,490	(1,264,478)	1,649,162	142,032	205,186	(1,122,446)	1,854,348

Normalized EBITDA margin in %	41.4%	45.1%	26.0%	42.0%	39.2%	44.6%	42.2%	36.8%	22.5%	37.1%	39.4%	36.8%

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (ii) Share of results of associates, (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of  property, plant and equipment.

15.    NET SALES

The reconciliation between gross sales and net sales is as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2017	09/30/2016	09/30/2017	09/30/2016

Gross sales(i)	50,386,994	60,731,492	17,284,655	16,802,235
Excise duty	(11,412,655)	(12,875,730)	(3,891,837)	(4,297,238)
Discounts(i)	(6,102,278)	(15,430,672)	(2,030,515)	(2,022,209)
	32,872,061	32,425,090	11,362,303	10,482,788

(i)    Variance resulting from the change in the billing method with direct effect on Gross sales and Discounts.

Services provided by distributors, such as the promotion of our brands and logistics services are considered as expense when separately identifiable.

16.    OTHER OPERATING INCOME / (EXPENSES)

	Nine-month period ended:		Three-month period ended:
	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Government grants/NPV of long term fiscal incentives	646,836	970,350	219,305	297,185
(Additions)/Reversals to provisions	(47,854)	(47,141)	(20,153)	(18,284)
Gains/(losses) on disposal of property, plant and equipment, intangible assets and operations in associates	46,736	39,780	44,047	11,610
Other operating income/(expenses), net	121,268	102,114	10,391	51,125
	766,986	1,065,103	253,590	341,636

Government grants are not recognized until there is reasonable assurance that the Company will meet related conditions and that the grants will be received. Government grants are systematically recognized in income during the periods in which the Company recognizes as expenses the related costs that the grants are intended to offset.

17.    EXCEPTIONAL ITEMS

The exceptional items included in the income statement are detailed below:

	Nine-month period ended:		Three-month period ended:
	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Restructuring	(80,997)	(34,726)	(21,311)	(14,260)
Costs arising from business combinations	(1,093)	(8,842)	-	(843)
Others	818	-	818	-
	(81,272)	(43,568)	(20,493)	(15,103)

The Company opted to exclude these items when measuring segment-based performance, as per Note 14 – Segment reporting.

On September 2017, the Company recorded exceptional net finance cost of R$141 million – see Note 18 - Finance cost and income – and a exceptional income tax expense of R$3 billion – see Note 19 - Income tax and social contribution – related to provisions and tax contingencies covered by PERT 2017 which Ambev applied for.

18.    FINANCE COST AND INCOME

(a)     Finance costs

	Nine-month period ended:		Three-month period ended:
	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Interest expense	(1,156,104)	(1,130,614)	(363,599)	(408,864)
Capitalized borrowings	2,276	3,319	1,659	468
Net Interest on pension plans	(75,363)	(81,129)	(25,700)	(24,853)
Losses on hedging instruments	(500,462)	(1,282,567)	(108,572)	(285,297)
Interest on provision for contingencies	(186,277)	(329,175)	(65,536)	(63,930)
Exchange variation	(237,438)	(323,264)	(50,192)	(2,896)
Tax on financial transactions	(114,817)	(119,630)	(43,202)	(28,987)
Bank guarantee expenses	(64,226)	(67,715)	(20,396)	(22,040)
Other financial results	(205,577)	(59,134)	(44,500)	(24,062)
	(2,537,988)	(3,389,909)	(720,038)	(860,461)

Exceptional financial expenses	(141,025)	-	(141,025)	-
	(2,679,013)	(3,389,909)	(861,063)	(860,461)

The exceptional net finance cost refers to PERT 2017 which Ambev applied for – see Note 19 - Income tax and social contribution.

Interest expenses are presented net of the effect of interest rate derivative financial instruments which mitigate Ambev interest rate risk (Note 21 – Financial instruments and risks). The interest expense are as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Financial liabilities measured at amortized cost	(322,463)	(395,090)	(101,830)	(173,615)
Liabilities at fair value through profit or loss	(815,780)	(704,609)	(261,025)	(224,632)
Fair value hedge - hedged items	(19,798)	(39,738)	(1,902)	(10,618)
Fair value hedge - hedging instruments	1,937	8,823	1,158	1
	(1,156,104)	(1,130,614)	(363,599)	(408,864)

(b)     Finance income

	Nine-month period ended:		Three-month period ended:
	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Interest income	333,837	427,913	107,414	139,134
Gains on derivative	79,399	112,832	75,456	(1,881)
Financial assets at fair value through profit or loss	6,659	40,633	(950)	4,399
Other financial results	12,769	14,710	4,211	(3,824)
	432,664	596,088	186,131	137,828

Interest income arises from the following financial assets:

	Nine-month period ended:		Three-month period ended:
	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Cash and cash equivalents	141,657	174,937	55,408	41,284
Investment securities held for trading	24,555	40,425	9,535	17,070
Other receivables	167,625	212,551	42,471	80,780
	333,837	427,913	107,414	139,134

19.    INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2017	09/30/2016	06/30/2017	06/30/2016
Income tax expense - current	(4,974,322)	(1,695,445)	(3,715,267)	(523,044)

Deferred tax expense on temporary differences	1,854,746	(93,497)	1,002,111	353,066
Deferred tax over taxes losses carryforwards movements in the current period	(237,209)	2,004,304	(84,657)	948,306
Total deferred tax (expense)/income	1,617,537	1,910,807	917,454	1,301,372

Total income tax expenses	(3,356,785)	215,362	(2,797,813)	778,328

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Profit before tax	7,907,939	8,034,301	2,934,303	2,404,821
Adjustment on taxable basis
Non-taxable income	(242,631)	(313,941)	(74,602)	(50,364)
Government grants related to sales taxes	(1,266,665)	(1,099,627)	(417,221)	(375,545)
Share of results of associates	(1,766)	1,544	4,535	9,381
Non-deductible expenses	192,270	370,723	161,762	(93,780)
Complement of income tax of foreign subsidiaries due in Brazil	101,974	85,736	57,808	(6,423)
Results of intercompany transactions non-taxable/not deductible in Brazil	(236,485)	766,278	62,598	(149,641)
	6,454,636	7,845,014	2,729,183	1,738,449
Aggregated weighted nominal tax rate	27,78%	29,58%	27,08%	26,95%
Taxes payable – nominal rate	(1,793,301)	(2,320,521)	(739,027)	(468,478)
Adjustment on tax expense
Regional incentives - income taxes	172,176	163,666	93,154	62,215
Deductible interest on shareholders' equity	1,649,042	1,150,640	995,659	31,942
Tax savings from goodwill amortization on tax books	128,922	106,516	46,349	35,394
Withholding tax over undistributed profits	(282,934)	179,056	(107,332)	261,072
PERT 2017	(2,974,078)	-	(2,974,078)	-
Others with reduced taxation	(256,612)	936,005	(112,538)	856,183
Income tax and social contribution expense	(3,356,785)	215,362	(2,797,813)	778,328
Effective tax rate	42.45%	-2.68%	95.35%	-32.37%

The main events that impacted the effective tax rate in the period were:

▪   Government subsidy on sales taxes: The reduction of tax expense reflects the deductibility of investment subsidies arising from deferred and presumed ICMS credits.

▪  Deductible Interest on net equity: Under Brazilian law, companies have the option to distribute interest on equity (“JCP”), calculated based on the long-term interest rate (“TJLP”), Which are deductible for income tax purposes under the applicable legislation, which approximate amount to be distributed until now is R$4,850,124 and the tax impact is R$1,649,042.

The contingencies covered by PERT 2017, includes a tax assessment that discusses the calculation of income tax and social contribution on real profit instead of the presumed profit method from Ambev’s   subsidiary CRBS, which amount was not provisioned until the second quarter of 2017, considering its evaluation as possible loss. The total amount recognized as exceptional expense was R$3,115 million, of which R$2,974 million (principal and fine) are reported under the heading of Income tax and social contribution and R$141 million under the heading of finance cost and income.

20.    SHARE-BASED PAYMENTS

There are different share-based payment programs and stock option plans which allow the senior management from the Company and its subsidiaries to receive or acquire shares of the Company. For all option plans, the fair value is estimated at grant date, using the Hull binomial pricing model, modified to reflect the IFRS 2 requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of share based payment includes two types of grants: Grant 1: the beneficiary may choose to allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, at the immediate exercise of options, thus acquiring the corresponding shares of the Company, and the delivery of a substantial part of the acquired shares is conditioned to the permanency in the Company for a period of five-years from the date of exercise; Grant 2: the beneficiary may exercise the options after a period of five years.

Additionally, as a means of a creating long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential,” the Company issue share appreciation rights in the form of phantom stocks or stocks to future delivery to those employees, pursuant to which the beneficiary shall receive two separate lots – Lot A and Lot B – subject to maturation periods of five and ten years, respectively.

In addition, the Company has implemented a Stock Based Payment Plan under which certain employees and members of the management of the Company or its direct or indirect subsidiaries are eligible to receive shares of the Company including in the form of ADR’s. The shares that are subject to the Stock Plan are designated as "Restricted Shares" and the restricted share price for the purposes of the stock plan will correspond to the price of the Company's shares on B3 S.A.- Brasil, Bolsa, Balcão, in the trading session immediately prior to the stock concession Restricted.

The weighted average fair value of the options and assumptions used in applying the Ambev option pricing model for the “Grant 2” of 2017 and 2016 grants are as follows:

In R$, except when otherwise indicated	09/30/2017	(i)	12/31/2016	(i)

Fair value of options granted	5.54		6.21
Share price	17.08		17.18
Exercise price	17.08		17.18
Expected volatility	26.8%		27.0%
Vesting year	5		5
Expected dividends	5%		5%
Risk-free interest rate	10.0%	(ii)	12.4%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADR’s during the period, in which the risk-free interest rate of ADR’s  are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	09/30/2017	12/31/2016

Options outstanding at January 1st	131,244	121,770
Options issued during the period	4,467	24,806
Options exercised during the period	(10,485)	(11,613)
Options forfeited during the period	(2,650)	(3,719)
Options outstanding at ended period	122,576	131,244

The range of exercise prices of the outstanding options is nearly zero (R$0.02 as of December 31, 2016) and R$25.95 (R$28.32 as of December 31, 2016) and the weighted average remaining contractual life is approximately 6.09 years (5.96 years as of December 31, 2016).

Of the 122,576 thousand outstanding options (131,244 thousands of December 31, 2016), 42,559 thousand options are vested as at September 30, 2017 (52,780 thousands of December 31, 2016).

The weighted average exercise price of the options is as follows:

In R$ per share	09/30/2017	12/31/2016

Options outstanding at January 1 st	13.87	12.36
Options issued during the period	17.17	17.18
Options forfeited during the period	17.07	12.83
Options exercised during the period	4.91	2.52
Options outstanding at ended period	14.40	13.87
Options exercisable at ended period	3.81	3.66

For the options exercised during the period ended September 30,2017, the weighted average share price on the exercise date was R$18.39 (R$18.41 as of December 31, 2016).

During the period, Ambev issued 496 thousand (7,329 thousand in 2016) deferred stock units related to exercise of the options in the model “Grant 1”. These deferred stock units are valued at the share price of the day of grant, representing fair value of approximately R$8,142 on September 30, 2017 (R$133,884 on December 31, 2016), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	09/30/2017	12/31/2016

Deferred shares outstanding at January 1st	19,260	19,056
New deferred shares during the period	496	7,329
Deferred shares granted during the period	(2,821)	(6,118)
Deferred shares forfeited during the period	(798)	(1,007)
Deferred shares outstanding at ended period	16,137	19,260

Additionally, certain employees and directors of the Company receive options to acquire AB Inbev shares, the compensation cost of which is recognized in the income statement against equity.

These share-based payments generated an expense of R$153,796 (R$146,657 for the nine-month period ended September 30, 2016), recorded as administrative expenses.

21.    FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on Company’s performance consistent with its Financial Risk Management Policy.

The Company’s use of derivatives strictly follows its Financial Risk Management Policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where Ambev operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev’s revenues, costs and/or investment amounts. The policy states that all the known risks (e.g. foreign currency and interest) shall be hedged by contracting derivative financial instruments. Existing risks not yet recorded (e.g. future contracts for the purchase of raw material or property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from ten to fourteen months, also through the use of derivative financial instruments. Most of the translation risks are not hedged. Any exception to the policy must be approved by the Board of Directors.

Derivative financial Instruments

Derivative financial instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At September 30, 2017, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of their contracts. The derivative operations are classified by strategies according to their purposes, as follows:

i) Cash flow hedge derivative instruments – The highly probable forecast transactions contracted in order to minimize the Company's exposure to fluctuations of exchange rates and prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates during the next fourteen months. Gains and losses classified as hedging reserve in equity are recognized in the income statement in the period or periods when the forecast and hedged transaction affects the income statement.

ii) Fair value hedge derivative instruments – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Cash net positions and foreign currency debts are continually assessed for identification of new exposures.

The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net investment hedge derivative instruments – transactions entered into in order to minimize exposure of the exchange differences arising from conversion of net investment in the Company's subsidiaries located abroad for translation account balance. The effective portion of the hedge is allocated to equity and the ineffectiveness portion is recorded directly in financial results.

The following tables summarize the exposure of the Company that were identified and protected in accordance with the Company's Risk Policy. The following denominations have been applied:

Operational Hedge: Refers to the exposures arising from the core business of Ambev, such as: purchase of inputs, purchase of fixed assets and service contracts linked to foreign currency, which is protected through the use of derivatives.

Financial Hedge: Refers to the exposures arising from cash and financing activities, such as: foreign currency cash and foreign currency debt, which is protected through the use of derivatives.

Investment hedge abroad: Refers mainly to exposures arising from cash hold in foreign currency in foreign subsidiaries whose functional currency is different from the consolidation currency.

Investment hedge - Put option granted on subsidiary: As detailed in Note 13 (d.4) the Company constituted a liability related to acquisition of Non-controlling interest in the Dominican Republic operations. This financial instrument is denominated in Dominican Pesos and is recorded in a Company which functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for part of its net assets located in the Dominican Republic, in such manner the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

				09/30/2017		Nine-month period ended: 09/30/2017			Three-month period ended: 09/30/2017
				Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity	Finance Result	Operational Result	Equity

Cost		(8,884,240)	8,653,855	189,895	(265,194)	(571,560)	(273,305)	217,805	(106,508)	(82,273)	(46,887)
	Commodity	(1,741,890)	1,511,505	143,735	(103,239)	(293)	56,052	(1,013)	2,374	1,135	(32,761)
	American Dollar	(6,710,140)	6,710,140	5,406	(158,502)	(566,088)	(345,821)	222,608	(105,443)	(85,044)	17,556
	Euro	(112,257)	112,257	2,106	(1,281)	(4,035)	(516)	5,858	(3,267)	680	1,357
	Mexican Pesos	(319,953)	319,953	38,648	(2,172)	(1,144)	16,980	(9,648)	(172)	956	(33,039)

Fixed Assets		(746,941)	746,941	436	(12,472)	(2,270)	-	-	(1,156)	-	-
	American Dollar	(701,624)	701,624	436	(12,312)	(2,313)	-	-	(643)	-	-
	Euro	(45,317)	45,317	-	(160)	43	-	-	(513)	-	-

Expenses		(184,748)	184,748	62	(3,322)	(2,652)	3,929	352	3	13	(222)
	American Dollar	(171,293)	171,293	24	(2,855)	(2,678)	3,512	962	(154)	(1)	443
	Rupee	(13,455)	13,455	38	(467)	26	417	(610)	157	14	(665)

Cash		475,731	(475,731)	-	(5,101)	(69,649)	-	-	(68,515)	-	-
	American Dollar	490,731	(490,731)	-	(5,091)	(69,654)	-	-	(68,515)	-	-
	Interest rate	(15,000)	15,000	-	(10)	5	-	-	-	-	-

Debts		(921,626)	399,559	36,390	(1,942)	(65,507)	-	-	(44,778)	-	-
	American Dollar	(522,067)	-	-	-	(76,162)	-	-	(52,886)	-	-
	Interest rate	(399,559)	399,559	36,390	(1,942)	10,655	-	-	8,108	-	-

Equity Instrument		(2,136,021)	589,242	69,449	-	70,681	-	-	68,506	-	-
	Stock prices	(2,136,021)	589,242	69,449	-	70,681	-	-	68,506	-	-
As of September 30, 2017		(12,397,845)	10,098,614	296,232	(288,031)	(640,957)	(269,376)	218,157	(152,448)	(82,260)	(47,109)

				12/31/2016		Nine-month period ended: 09/30/2016			Three-month period ended: 09/30/2016
				Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity	Finance Result	Operational Result	Equity

Cost		(8,807,524)	8,624,076	190,727	(582,809)	(1,088,390)	769,982	(994,377)	(298,625)	60,357	84,069
	Commodity	(1,742,763)	1,559,315	136,502	(43,743)	-	(126,074)	7,783	-	5,990	-
	American Dollar	(6,566,888)	6,566,888	36,042	(491,299)	(1,091,364)	843,111	(926,244)	(295,723)	39,921	68,411
	Euro	(135,235)	135,235	-	(4,685)	4,561	56,035	(65,360)	(2,541)	14,771	26,375
	Mexican Pesos	(359,191)	359,191	18,183	(43,326)	(1,587)	(3,090)	(10,421)	(361)	(325)	(10,582)
	Brazilian Real	(3,447)	3,447	-	244	-	-	(135)	-	-	(135)

Fixed Assets		(523,088)	523,088	3,009	(76,101)	(176,536)	-	-	18,467	-	-
	American Dollar	(430,332)	430,332	2,974	(5,814)	(121,233)	-	-	13,303	-	-
	Euro	(92,756)	92,756	35	(70,287)	(55,303)	-	-	5,164	-	-

Expenses		(103,779)	103,779	824	(1,089)	48,927	-	(133,152)	(311)	-	1,059
	American Dollar	(90,945)	90,945	35	(1,089)	(1,595)	-	(28,239)	(347)	-	369
	Euro	-	-	-	-	(339)	-	688	36	-	-
	Canadian Dollar	-	-	-	-	50,861	-	(106,291)	-	-	-
	Rupee	(12,834)	12,834	789	-	-	-	690	-	-	690

Cash		1,043,872	(1,043,872)	(3)	7,841	36,789	-	-	(39,722)	-	-
	American Dollar	592,341	(592,341)	(3)	7,832	(6,888)	-	-	(44,142)	-	-
	Euro	51,531	(51,531)	-	110	8,262	-	-	308	-	-
	Interest rate	400,000	(400,000)	-	(101)	35,415	-	-	4,112	-	-

Debts		(2,547,901)	2,000,198	18,424	(61,222)	(16,875)	-	-	4,785	-	-
	American Dollar	(1,874,157)	1,326,454	2,576	(48,488)	(1,652)	-	-	5,866	-	-
	Interest rate	(673,744)	673,744	15,848	(12,734)	(15,223)	-	-	(1,081)	-	-

Foreign Investments		-	-	-	-	(1,161)	-	35,350	-	-	-
	American Dollar	-	-	-	-	(937)	-	37,168	-	-	-
	Euro	-	-	-	-	44	-	1,683	-	-	-
	Canadian Dollar	-	-	-	-	(268)	-	(3,501)	-	-	-
Total		(10,938,420)	10,207,269	212,981	(713,380)	(1,197,246)	769,982	(1,092,179)	(315,406)	60,357	85,128

I.          Market risk

a.1) Foreign currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expense/income whenever they are denominated in currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non deliverable forwards and full deliverable forwards.

a.2) Commodity Risk

A significant portion of the Company inputs comprises commodities, which historically have experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative financial instruments have been designated as cash flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, taking into account market conditions as well as the Company’s overall business strategy and this strategy is reviewed periodically.

The table below demonstrates the Company’s exposure related to debts, before and after interest rates hedging strategy.

	09/30/2017
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	6.6%	719,017	6.2%	398,953
Dominican Peso	9.7%	273,711	9.7%	273,711
American Dollar	2.4%	23,666	2.4%	23,666
Guatemala´s Quetzal	7.8%	9,874	7.8%	9,874
Interest rate pre-set		1,026,268		706,204

Brazilian Real	9.3%	441,039	8.2%	761,104
American Dollar	3.1%	533,351	3.1%	533,350
Canadian Dollar	2.1%	1,324,217	2.1%	1,324,217
Barbadian Dollar	2.7%	4,736	2.7%	4,736
Interest rate postfixed		2,303,343		2,623,407

	12/31/2016
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	6.8%	1,223,500	6.2%	841,923
Dominican Peso	9.7%	288,808	9.7%	288,808
American Dollar	6.0%	11,561	6.0%	1,797
Guatemala´s Quetzal	8.0%	9,947	8.0%	9,947
Barbadian Dollar	4.3%	48,517	4.3%	48,517
Interest rate pre-set		1,582,333		1,190,992

Brazilian Real	10.0%	667,703	12.6%	2,375,614
American Dollar	1.5%	1,882,252	2.2%	565,683
Canadian Dollar	1.6%	1,259,107	1.6%	1,259,106
Barbadian Dollar	2.7%	4,915	2.7%	4,915
Interest rate postfixed		3,813,977		4,205,318

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative financial instruments. In this context, the Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios, which may impact the Company’s future results and/or cash flow, as described below:

1 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric Value at Risk – VaR. is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days after September 30, 2017 for the calculation, which are presented in the module.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2017.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2017.

Transaction	Risk	Fair Value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease on commodities price	40,496	(275,959)	(337,380)	(715,257)
Input purchase		(40,496)	215,822	279,784	600,064
Foreign exchange hedge	Foreign currency decrease	(115,795)	(959,367)	(1,901,382)	(3,686,970)
Input purchase		115,795	959,367	1,901,382	3,686,970
Costs effects		-	(60,137)	(57,596)	(115,193)

Foreign exchange hedge	Foreign currency decrease	(12,036)	(89,541)	(198,771)	(385,506)
Capex Purchase		12,036	89,541	198,771	385,506
Fixed assets effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(3,260)	(20,565)	(49,447)	(95,634)
Expenses		3,260	20,565	49,447	95,634
Expenses effects		-	-	-	-

Hedge cambial	Foreign currency increase	(5,091)	(47,620)	(127,774)	(250,457)
Cash		5,091	47,620	127,774	250,457
Interest Hedge	Decrease in interest rate	(10)	(187)	(3,693)	(4,275)
Interest revenue		10	187	3,693	4,275
Cash effects		-	-	-	-

Hedge cambial	Foreign currency decrease	-	-	-	-
Cash		-	76,431	130,517	261,034
Interest Hedge	Increase in interest rate	34,448	29,735	(114,825)	(136,445)
Interest expenses		(34,448)	(29,735)	114,825	136,445
Debt effects		-	76,431	130,517	261,034
Equity Instrument Hedge	Stock prices decrease	69,449	(31,311)	(77,861)	(225,172)
Expenses		(69,449)	262,294	464,555	998,561
Equity effects		-	230,983	386,694	773,389
		-	247,277	459,615	919,230

As of September 30, 2017 the Notional and Fair Value amounts per instrument and maturity were as follows:

		Notional Value
Exposure	Risk	2017	2018	2019	2020	>2020	Total

Cost		4,034,372	4,613,517	5,966	-	-	8,653,855
	Commodity	448,531	1,057,008	5,966	-	-	1,511,505
	American Dollar	3,495,409	3,214,731	-	-	-	6,710,140
	Euro	19,089	93,168	-	-	-	112,257
	Mexican Peso	71,343	248,610	-	-	-	319,953

Fixed asset		400,656	346,285	-	-	-	746,941
	American Dollar	355,339	346,285	-	-	-	701,624
	Euro	45,317	-	-	-	-	45,317

Expenses		73,216	111,532	-	-	-	184,748
	American Dollar	70,031	101,262	-	-	-	171,293
	Rupee	3,185	10,270	-	-	-	13,455

Cash		(490,731)	-	-	15,000	-	(475,731)
	American Dollar	(490,731)	-	-	-	-	(490,731)
	Interest rate	-	-	-	15,000	-	15,000

Debt		-	-	-	-	399,559	399,559
	Interest rate	-	-	-	-	399,559	399,559

Equity Instrument		-	589,242	-	-	-	589,242
	Stock prices	-	589,242	-	-	-	589,242
		4,017,513	5,660,576	5,966	15,000	399,559	10,098,614
		Fair Value
Exposure	Risk	2017	2018	2019	2020	>2020	Total

Cost		(15,138)	(60,306)	145	-	-	(75,299)
	Commodity	49,386	(9,035)	145	-	-	40,496
	American Dollar	(91,446)	(61,650)	-	-	-	(153,096)
	Euro	(34)	859	-	-	-	825
	Mexican Peso	26,956	9,520	-	-	-	36,476

Fixed asset		(3,263)	(8,773)	-	-	-	(12,036)
	American Dollar	(3,103)	(8,773)	-	-	-	(11,876)
	Euro	(160)	-	-	-	-	(160)

Expenses		(603)	(2,657)	-	-	-	(3,260)
	American Dollar	(641)	(2,190)	-	-	-	(2,831)
	Rupee	38	(467)	-	-	-	(429)

Cash		(5,091)	-	-	(10)	-	(5,101)
	American Dollar	(5,091)	-	-	-	-	(5,091)
	Interest rate	-	-	-	(10)	-	(10)

Debt		-	-	-	-	34,448	34,448
	American Dollar	-	-	-	-	-	-
	Interest rate	-	-	-	-	34,448	34,448

Equity Instrument		-	69,449	-	-	-	69,449
	Stock prices	-	69,449	-	-	-	69,449
		(24,095)	(2,287)	145	(10)	34,448	8,201

  II.     Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparty is set forth in our Credit Risk Policy. This Credit Risk Policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of September 30, 2017, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, Bradesco, Bank Mendes Gans, Caixa Econômica Federal, Citibank, Itaú, JP Morgan Chase, Merrill Lynch, Santander e Toronto Dominion Bank. The Company had derivative agreements with the following financial institutions: Banco Bisa, Barclays, BNB, BNP Paribas, Bradesco, Citibank, Deutsche Bank, Itaú, Goldman Sachs, JP Morgan Chase, Macquarie, Merrill Lynch, Morgan Stanley, Santander, ScotiaBank e TD Securities.

The carrying amount of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risks of September 30, 2017. There was no concentration of credit risk with any counterparties as of September 30, 2017.

III.      Liquidity Risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative financial instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

IV.     Equity price risk

Through the equity swap transaction approved on May 16th, 2017 by the Board of Directors of Ambev, the Company, or its controlled entity, will receive the price variation related to its shares traded on the stock exchange or ADRs, neutralizing the possible effects of the stock prices’ oscillation in view of the share-based payment of the Company. As these derivative instruments are not characterized as hedge accounting they were not therefore designated to any hedge.

In September 2017, an exposure equivalent to R$2.1 billion in AmBev’s shares (or ADR’s) was partially hedged, resulting in a gain in income statement of R$ 70,681.

  V.     Capital management

Ambev is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Besides the statutory minimum equity funding requirements that apply to the Company’s subsidiaries in the different countries, Ambev is not subject to any externally imposed capital requirements. When analyzing its capital structure, the Company uses the same debt ratings and capital classifications as applied in the Company’s financial statements.

Financial instruments

(a) Financial instruments categories

Management of the financial instruments held by the Company is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate, etc.).

The table below shows all financial instruments recognized in the financial statements, segregated by category:

	09/30/2017
	Loans and receivables	Held for trading	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	8,340,688	-	-	-	-	8,340,688
Investment securities	-	104,786	7,820	-	-	112,606
Trade receivables excluding prepaid expenses	6,042,800	-	-	-	-	6,042,800
Financial instruments derivatives	-	-	105,839	190,393	-	296,232
Total	14,383,488	104,786	113,659	190,393	-	14,792,326

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	-	-	5,298,791	-	10,767,470	16,066,261
Financial instruments derivatives	-	-	7,755	280,276	-	288,031
Interest-bearning loans and borrowings	-	-	-	-	3,329,611	3,329,611
Total	-	-	5,306,546	280,276	14,097,081	19,683,903

	12/31/2016
	Loans and receivables	Held for trading	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	7,876,849	-	-	-	-	7,876,849
Investment securities	-	104,340	282,771	-	-	387,111
Trade receivables excluding prepaid expenses	6,962,541	-	-	-	-	6,962,541
Financial instruments derivatives	-	-	18,424	194,557	-	212,981
Total	14,839,390	104,340	301,195	194,557	-	15,439,482

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	-	-	5,106,125	-	13,208,075	18,314,200
Financial instruments derivatives	-	-	49,850	663,530	-	713,380
Interest-bearning loans and borrowings	-	-	-	-	5,396,310	5,396,310
Total	-	-	5,155,975	663,530	18,604,385	24,423,890

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date valuation;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

	09/30/2017				12/31/2016

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	7,820	-	-	7,820	282,771	-	-	282,771
Derivatives assets at fair value through profit or loss	-	105,839	-	105,839	2,576	15,848	-	18,424
Derivatives - operational hedge	6,182	184,211	-	190,393	83,611	110,946	-	194,557
	14,002	290,050	-	304,052	368,958	126,794	-	495,752
Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	5,298,791	5,298,791	-	-	5,106,125	5,106,125
Derivatives liabilities at fair value through profit or loss	722	7,033	-	7,755	9,919	39,931	-	49,850
Derivatives - operational hedge	92,263	188,013	-	280,276	78,935	575,867	-	654,802
Derivatives - fair value hedge	-	-	-	-	-	8,728	-	8,728
	92,985	195,046	5,298,791	5,586,822	88,854	624,526	5,106,125	5,819,505

(i) Refers to the put option granted on subsidiary as described in Note 13 d(4).

Reconciliation of changes in the categorization of Level 3

Financial liabilities at December 31, 2016 (i)	5,106,125
Acquisition of investments	7,280
Total gains and losses in the period	185,386
Losses recognized in net income	426,822
Gain recognized in equity	(241,436)
Financial liabilities at September 30, 2017 (i)	5,298,791

(i) The liability was recorded under “Trade payables and put option granted on subsidiary and other liabilities” on the balance sheet.

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowings, trade payables excluding tax payables, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each exercise.

The financial instruments recorded at amortized cost are similar to the fair value and are not material for disclosure.

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative financial instruments, as of September 30, 2017 the Company held R$54,017 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$486,822 on December 31, 2016).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements by the net or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties make this option. In the absence of such election, the assets and liabilities will be settled by their amounts, but each party shall have the option to settle on net, in case of default by the counterparty.

22.    COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	09/30/2017	12/31/2016

Collateral given for own liabilities	604,506	1,051,538
Other commitments	2,944,984	754,306
	3,549,490	1,805,844

Commitments with suppliers	4,166,474	4,019,236
Commitments - Bond 2017	-	300,000
	4,166,474	4,319,236

The collateral provided for liabilities totaled approximately R$3,549,490 on September 30, 2017 (R$1,805,844 on December 31, 2016), including R$558,198 (R$571,305 on December 31, 2016) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev maintained on September 30, 2017, R$54,017 (R$486,822 on December 31, 2016) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 21 – Financial instruments and risks).

Most of the balance relates to commitments with suppliers of packaging.

Future contractual commitments on September 30, 2017 and December 31, 2016 are as follows:

	09/30/2017	12/31/2016

Less than 1 year	2,537,301	3,325,724
Between 1 and 2 years	1,050,434	420,777
More than 2 years	578,739	572,735
	4,166,474	4,319,236

23.    CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court and tribunals rulings, negotiations between affected parties and governmental actions, and as a consequence the Company’s management cannot at this stage estimate the likely timing of the resolution of these matters.

Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities (Note 12 – Provisions).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss classified by management as possible and for which there are no provisions. Estimates of amounts of possible losses are as follows:

	09/30/2017	12/31/2016

IRPJ and CSLL	29,302,015	28,934,826
PIS and COFINS	2,696,155	1,971,048
ICMS and IPI	17,696,035	16,046,890
Labor	241,345	222,037
Civil	4,709,463	4,417,574
Others	954,447	858,075
	55,599,460	52,450,450

Principal lawsuits with a likelihood of possible loss:

Brazilian Federal Taxes

Disallowance of taxes paid abroad

Since 2014, Ambev received tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Court is still pending.

In September 2017, Ambev received new tax assessments from the Brazilian federal tax authorities related to the same matter in the amount of R$2.9 billion. In September 2017, Ambev decided to include part of those tax assessments in the Brazilian Federal Tax Amnesty Program of the Provisional Measure no. 783. As of 30 September 2017, Ambev management estimates the exposure of approximately R$5.8 billion (R$2.8 billion as of 31 December 2016).

Presumed Profit

In December 2016, CRBS (a subsidiary of Ambev) received a tax assessment regarding the use of “presumed profit” method for the calculation of income tax and the social contribution on net profit instead of the “real profit” method. In July, 2017 CRBS was notified of the unfavorable first level administrative decision and filed an appeal to the Administrative Court. In September 2017, CRBS decided to include that tax assessment  fully in the Brazilian Federal Tax Amenstry Program of the Provisional Measure no. 783 (R$2.8 billion considering the discounts expected on the Program).

PIS and COFINS

PIS/COFINS over bonus products

Since December 2015, Ambev has been receiving tax assessments issued by the Brazilian federal tax authorities, relating to amounts allegedly due under Integration Programme/Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers. Ambev filed defenses against these assessments and is currently awaiting judgment. In September 30 2017, Ambev management estimates the possible loss related to these assessments to be approximately R$2.1 billion (R$1.5 billion as of 31 December 2016).

Manaus Free Trade Zone – IPI

Goods manufactured within the Manaus Free Trade Zone – ZFM intended for consumption elsewhere in Brazil are exempt from the IPI excise tax. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted inputs manufactured therein.  Since 2009 Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed credits, against which it has presented defenses. The matter is under discussion before the Brazilian Supreme Court. Ambev management estimates possible losses in relation to these assessments to be approximately R$2.7 billion as of 30 September 2017 (R$2.0 billion as of December 31, 2017), reason why it has not recorded any provision in connection therewith.

Except for the cases above, there was no new lawsuit individually relevant to the previous period. The significant changes in the main processes with a possible likelihood of loss in relation to those presented in the financial statements for the year ended December 31, 2016 refers to the monetary variation of the period. There was no new lawsuit individually relevant to the previous period.

Contingent assets

According to IAS 37, contingent assets are not recorded in consolidated financial statements, except when the realization of income is virtually certain. There was no probable contingent assets to be disclosed on September 30, 2017.

24.    NON-CASH ITEMS

The Company carried out the following investment and financing activities not involving cash:

	Nine-month period ended:		Three-month period ended:
	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Acquisition of investments payables	-	230,763	-	(47,839)
Cash financing cost other than interests	39,931	59,621	(26,730)	1,954
PERT 2017	3,085,974	-	3,085,974	-
Others	-	(624)	-	941

25.    RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices and those recommended and/or required by the applicable law.

Under the Company’s by laws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Antitrust Compliance and Related Parties Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with management members:

In addition to short-term benefits (primarily salaries), the management members are entitled to participate in Stock Option Plan (Note 20 – Share-based payments).

Total expenses related to the Company’s management members are as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2017	09/30/2016	09/30/2017	09/30/2016

Short-term benefits (i)	15,334	15,388	5,206	4,793
Share-based payments (ii)	25,964	28,515	9,826	8,833
Total key management remuneration	41,298	43,903	15,032	13,626

(i) These correspond substantially to management’s salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation  cost of stock options and restricted stocks granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the above mentioned plan (Note 20 – Share-based payments), the Company no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficiência (“Fundação Zerrenner) is one of Ambev’s shareholders, and at September 30, 2017 held 10.2% of total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On September 30, 2017 and December 31, 2016, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeds the liabilities at these dates. Ambev recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefits available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$209,357 (R$192,403 on September 30, 2016), of which R$188,631 and R$20,726 related to active employees and retirees respectively (R$165,668 and R$26,735 on September 30, 2016  related to active employees and retirees respectively).

b) Leasing

The Ambev, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$63,328 for ten years, maturing on March 31, 2018.

c) Leasing – Ambev head office

Ambev has a leasing agreement of two commercial sets with Fundação Zerrenner in the annual amount of R$3,255, maturing on January, 2020.

d) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, and sales and distribution agreements of Budweiser products in Guatemala, Dominican Republic, Paraguay, El Salvador, Nicaragua, Uruguay and Chile. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil and Canada and, by means of a license granted to ABI, it also distributes Brahma’s product in the United States and several countries such as the United Kingdom, Spain, Sweden, Finland and Greece. The amount recorded was R$1,556 (R$1,603 on September 30, 2016) and R$273,067 (R$301,536  on September 30, 2016) as licensing income and expense, respectively.

Ambev has licensing agreements with the Group Modelo, subsidiaries of ABI, for to import, promote and sell products Corona (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in countries of the Latin America and the Canada.

Transactions with related parties

					09/30/2017
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)	Borrowings and interest payable
AB InBev	529	17,099	(312,166)	(1,228)	-
AB Procurement	25,321	158	-	(589)	-
AB Services	1,035	22,659	-	(4,589)	-
AB USA	32,369	17,972	(321,568)	(5,697)	-
Cervecería Modelo	84,682	2,849	(749,829)	(57,321)	-
ITW International	-	-	-	(203,533)	(40,307)
Inbev	125	21,447	(34,616)	-	-
Panamá Holding	-	16,391	-	(3,317)	-
Others	11,613	5,496	(68,676)	(4,140)	-
	155,674	104,071	(1,486,855)	(280,414)	(40,307)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

	12/31/2016
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)	Borrowings and interest payable	Dividends payables
AB InBev	6,278	13,414	(308,866)	(687)	-	-
AB Package	-	-	(31,301)	-	-	-
AB Services	275	15,175	(10)	(3,098)	-	-
AB USA	19,737	18,623	(247,389)	(1,675)	-	-
Ambev Peru	7,095	-	(4,679)	-	-	-
Ambrew	-	-	-	-	-	(89,902)
Bogotá Beer	-	210,961	-	(210,961)	-	-
Cervecería Modelo	1,071	-	(444,080)	-	-	-
Inbev	182	17,599	(17,553)	(169)	-	-
ITW International	-	-	-	(209,385)	(30,455)	(590,937)
Modelo	32	986	(15,685)	(54,476)	-	-
Others	2,579	7,255	(6,185)	(14,441)	-	-
	37,249	284,013	(1,075,748)	(494,892)	(30,455)	(680,839)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

The tables below represent the transactions with related parties, recognized in the income statement:

			Nine-month period ended: 09/30/2017
Company	Buying / Service fees / Rentals	Sales	Royalties / Benefits	Net Finance Cost
AB Procurement	(5,785)	15,943	-	-
AB USA	(197,506)	33,776	(211,790)	-
Ambev Peru	(8,541)	1,457	-	-
Cervecería Modelo	(489,923)	97	(36,396)	-
Inbev	(51,788)	-	-	-
Others	(62,693)	4,423	(23,325)	(10,784)
	(816,236)	55,696	(271,511)	(10,784)

			Three-month period ended: 09/30/2017
Company	Buying / Service fees / Rentals	Sales	Royalties / Benefits	Net Finance Cost
AB Procurement	(5,785)	15,943	-	-
AB USA	(48,310)	11,893	(85,509)	-
Ambev Peru	(72)	47	-	-
Cervecería Modelo	(247,077)	35	(14,335)	-
Inbev	(18,152)	-	-	-
Others	(19,986)	2,883	(7,582)	(7,446)
	(339,382)	30,801	(107,426)	(7,446)

	Nine-month period ended: 09/30/2016			Three-month period ended: 09/30/2016
Company	Buying / Service fees / Rentals	Sales	Royalties / Benefits	Buying / Service fees / Rentals	Sales	Royalties / Benefits
AB USA	(142,498)	36,768	(235,224)	(59,465)	9,818	(83,541)
AB Package	(26,377)	-	-	(8,671)	-	-
Cervecería Modelo	(443,755)	940	(39,456)	(160,090)	560	(13,886)
InBev	(58,257)	-	-	(20,905)	-	-
Modelo	(51,313)	-	-	(17,485)	-	-
Others	(30,332)	130	(25,253)	1,124	130	(5,620)
	(752,532)	37,838	(299,933)	(265,492)	10,508	(103,047)

Denomination used in the tables above:

AB InBev Procurement GmbH ("AB Procurement")
Ambrew S.A. ("Ambrew")
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Bogotá Beer Company BBC S.A.S. ("Bogotá Beer")
Cervecería Modelo de Guadalajara S.A. (“Modelo”)
Cervecería Modelo de Mexico S. de R.L. de C.V. ("Cervecería Modelo")
Compañia Cervecera Ambev Peru S.A.C. (“Ambev Peru”)
Inbev Belgium N.V. ("Inbev")
Interbrew International B.V. (“ITW International”)

26.    EVENTS AFTER THE REPORTING PERIOD

(i) In October 2017, Ambev received new tax assessments related to the disallowance of deductions associated with alleged unproven taxes paid abroad refers to calendar year 2012 in the amount of approximately R$1.1 billion, including penalty. Management evaluate as possible losses related to these assessments.

(ii) In October 24, 2017 was approved, the conversion into a law of a Provisional Measure no. 783 (law no. 13.496), establishing new conditions for the PERT accession, that may impact the accession already done, without relevant changes on the reported amount.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer